NEWS RELEASE

Augusta Provides Rosemont DEIS Update

Vancouver, B.C, May 2, 2010 – Augusta Resource Corporation (TSX/NYSE Amex: AZC) (“Augusta” or “the Company”) announces that in a statement dated April 30, 2010, the Coronado National Forest has delayed the release of the Draft Environmental Impact Statement (DEIS) for the Rosemont Copper project in Arizona in order to complete an additional plant study and additional groundwater modeling of development plan alternatives.

The Coronado National Forest must complete field surveys for a native plant (Hexalectris revoluta) thought to be partially coincident with one or two of the several alternative proposals for the dry stack tailings area siting on USFS land. The plant has an April-June emergent season, and survey teams are in the field to collect data throughout the season. The Company believes that avoidance of the known plant location is possible with minimal changes to project siting for the one or two potentially affected alternatives.

In addition, DEIS project teams conducting detailed groundwater hydrology studies will complete further calculations on potential impacts and mitigation measures for the alternative facility sites under evaluation in the DEIS. Hydrology experts have undertaken a comprehensive calibration and sensitivity analysis of the complex predictive groundwater models. The groundwater models evaluate potential for impacts of the various alternatives for the Rosemont Copper project. Completion of these studies will allow better comparisons between the alternative siting proposals.

Both studies are expected to be completed this July; a revised DEIS schedule will be available within the next two months. All other work on completing and reviewing the document for publication continues unabated.

Augusta VP Sustainable Development Jamie Sturgess said: “All pertinent issues need to be addressed, and experts are completing these last two studies after delivering almost 100 technical reports over the last three years. As Rosemont nears completion of this EIS process, we are pleased to see ever-growing support from the public and elected officials.”

Company officials agree that this modest delay to the DEIS schedule is necessary to allow the Forest Interdisciplinary Team and its third party contractors to produce a complete and comprehensive evaluation.

Scheduling for final public hearings and comment period will be released with the Notice of Availability of the DEIS.

About Augusta

Augusta is a base metals company focused on advancing the Rosemont copper deposit near Tucson, Arizona. Rosemont hosts a large copper/molybdenum reserve that may account for about 10% of US copper output once in production in 2012 (for details refer to www.augustaresource.com). The exceptional experience and strength of Augusta’s management team, combined with the developed infrastructure and robust economics of the Rosemont project, will propel Augusta to become a solid mid-tier copper producer. The Company is traded on the Toronto Stock Exchange and the NYSE Amex under the symbol AZC, and on the Frankfurt Stock Exchange under the symbol A5R.

Suite 400 - 837 West Hastings Street	4500 Cherry Creek South Drive – Suite 1040
Vancouver, BC, Canada V6C 3N6	Denver, CO USA 80246
Telephone: 604 687 1717 Facsimile: 604 687 1715	Telephone: 303 300 0134 Facsimile: 303 300 0135

E-mail: info@augustaresource.com	E-mail: info@rosemontcopper.com

For additional information please visit www.augustaresource.com or contact:
Meghan Brown, Investor Relations Manager
Tel: (604) 638 2002
Email: mbrown@augustaresource.com

CAUTIONARY STATEMENTS REGARDING FORWARD LOOKING INFORMATION

Certain of the statements made and information contained herein may contain forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995 and forward-looking information within the meaning of applicable Canadian securities laws. Such forward-looking statements and forward-looking information include, but are not limited to statements concerning: the Company’s plans at the Rosemont Project; estimated production; and capital and operating and cash flow estimates. Forward-looking statements or information include statements regarding the expectations and beliefs of management. Often, but not always, forward-looking statements and forward-looking information can be identified by the use of words such as “plans”, “expects”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates”, or “believes” or the negatives thereof or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved. Forward-looking statements or information include, but are not limited to, statements or information with respect to known or unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements or information.

Forward-looking statements or information are subject to a variety of risks and uncertainties which could cause actual events or results to differ from those reflected in the forward-looking statements or information, including, without limitation, risks and uncertainties relating to: history of losses; requirements for additional capital; dilution; loss of its material properties; interest rates increase; global economy; no history of production; speculative nature of exploration activities; periodic interruptions to exploration, development and mining activities; environmental hazards and liability; industrial accidents;failure of processing and mining equipment; labour disputes; supply problems; commodity price fluctuations; uncertainty of production and cost estimates; the interpretation of drill results and the estimation of mineral resources and reserves; legal and regulatory proceedings and community actions; title matters; regulatory restrictions; permitting and licensing; volatility of the market price of Common Shares; insurance; competition; hedging activities; currency fluctuations; loss of key employees; as well as those factors discussed in the section entitled “Risk Factors” in the Company’s prospectus dated August 17, 2009 . Should one or more of these risks and uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in forward-looking statements or information. Accordingly, readers are advised not to place undue reliance on forward-looking statements or information. The Company disclaims any intent or obligation to update forward-looking statements or information except as required by law, and you are referred to the full discussion of the Company’s business contained in the Company’s reports filed with the securities regulatory authorities in Canada and the United States..

Suite 400 - 837 West Hastings Street	4500 Cherry Creek South Drive – Suite 1040
Vancouver, BC, Canada V6C 3N6	Denver, CO USA 80246
Telephone: 604 687 1717 Facsimile: 604 687 1715	Telephone: 303 300 0134 Facsimile: 303 300 0135

E-mail: info@augustaresource.com	E-mail: info@rosemontcopper.com